FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent announces Chairman Serge Tchuruk and CEO Pat Russo to step down

Board to commence search for new CEO

CEO Russo to remain at helm until successor is named to ensure business continuity

Board of Directors announces plans to reorganize and change composition

Paris, July 29, 2008 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced changes to its leadership and Board of Directors.  The company also announced its quarterly results and demonstrated improvements to its operational results for the third straight quarter. The Company reported that it is making steady progress on the strategy the company laid out last fall.

To pave the way for a fully aligned governance and management model going forward, the company announced the following changes to its management team and Board of Directors:

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Non-Executive Chairman Serge Tchuruk has decided to step down on October 1, 2008.

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CEO Pat Russo has decided to step down no later than the end of the year, and at the Board’s request will continue to run the company until a new CEO is in place to effect a smooth transition and maintain the continuity of the company’s business.

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The Board will commence a search for a new non-executive Chairman and CEO immediately.

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The Board is also initiating a process to change the composition of the Board to a smaller group that will include new members.

“The merger phase is now behind us.  I am proud that Alcatel-Lucent has become a world leader in a technology which is transforming our society.  It is now time that the company acquires a personality of its own, independent from its two predecessors.  The Board must also evolve and the Chairman should give the first example, which I have decided to do,” said Serge Tchuruk.

“I am very pleased with the progress we are making especially in light of a difficult market environment,” said Pat Russo.  “Our strategy is taking hold and our results are demonstrating good operational progress.  That said, I believe it is the right time for me to step down.  The company will benefit from new leadership aligned with a newly composed Board to bring a fresh and independent perspective that will take Alcatel-Lucent to its next level of growth and development in a rapidly changing global market.  I have every desire to ensure a smooth transition of leadership within the company and I have informed the Board of my determination to work closely with them until the end of the year or sooner if a successor is named, and we are in agreement on this approach. I have great confidence in Alcatel-Lucent and believe this to be a company with tremendous potential,” said Russo.

Now that the company has moved beyond the transitional phase of the merger, the Board has determined to restructure itself in a way consistent with the company’s needs going forward.  As part of this process the Board will reduce the size of its membership over time while adding several new members with strong industry expertise.  To initiate this process, Henry Schacht announced that he will resign from the Board immediately believing that, being a former CEO, he should not remain beyond the transitional stage of the merger.  Mr. Schacht was the CEO of Lucent Technologies prior to Ms. Russo becoming CEO in January 2002.

Alcatel-Lucent will host an audio webcast at 1:00 p.m. CET to discuss the leadership changes and the company’s second quarter financial results. The webcast can be accessed at http://www.alcatel-lucent.com/2q2008

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mary Ward	Tel: + 1 908 582 7658	mary.ward@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent.  Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to appoint a new non-executive chairman and a new chief executive officer, as well as to locate additional board members with industry expertise, within the expected timeframes; our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws;  whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs, and whether these efforts will achieve their expected benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2007, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: July 29, 2008	By:	/S/ Hubert de Pesquidoux
Hubert de Pesquidoux
Chief Financial Officer